Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (No. 333-264906), Form S-8 (No. 333-176856) and Form F-10 (No. 333-280159) of Franco-Nevada Corporation of our report dated March 10, 2026 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.3 to Franco-Nevada Corporation's Current Report on Form 6-K.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 10, 2026